SC 13D/A
1
AMENDMENT NO. 3 TO THE SCHEDULE 13D
DUPLICATE FILING TO CORRECT FORMATTING ISSUES IN ORIGINAL FILING

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

240.13d-2(a)

Datawatch Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

237917208
(CUSIP Number)

Jack Ripsteen
Potrero Capital Research, LLC
Two Embarcadero, Suite 420
San Francisco, CA 94111
(415) 576-1103
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.See 240.13d-7 for other parties to whom copies are to be sent.

_______________

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

Schedule 13D
CUSIP NO. 237917208

1 NAME OF REPORTING PERSON
Potrero Capital Research Partners, LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)


(a) [_]
(b) [X]


3
SEC USE ONLY

4 SOURCE OF FUNDS: WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) OR 2(e)  [_]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
California, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7 SOLE VOTING POWER: 0

8 SHARED VOTING POWER: 159,366

9 SOLE DISPOSITIVE POWER: 0

10 SHARED DISPOSITIVE POWER: 159,366


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
159,366

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.33%

14 TYPE OF REPORTING PERSON
PN

CUSIP NO. 237917208

1 NAME OF REPORTING PERSON
Potrero Capital Research Partners II, LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)


(a) [_]
(b) [X]


3
SEC USE ONLY

4 SOURCE OF FUNDS: WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) OR 2(e)  [_]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7 SOLE VOTING POWER: 0

8 SHARED VOTING POWER: 267,553

9 SOLE DISPOSITIVE POWER: 0

10 SHARED DISPOSITIVE POWER: 267,553


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
267,553

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.23%

14 TYPE OF REPORTING PERSON
PN

CUSIP NO. 237917208

1 NAME OF REPORTING PERSON
Potrero Capital Research, LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)


(a) [_]
(b) [X]


3
SEC USE ONLY

4 SOURCE OF FUNDS: AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) OR 2(e)  [_]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7 SOLE VOTING POWER: 0

8 SHARED VOTING POWER: 426,919

9 SOLE DISPOSITIVE POWER: 0

10 SHARED DISPOSITIVE POWER: 426,919


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
426,919

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.56%

14 TYPE OF REPORTING PERSON
IA, OO


CUSIP NO. 237917208

1 NAME OF REPORTING PERSON
Jack Ripsteen

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)


(a) [_]
(b) [X]


3
SEC USE ONLY

4 SOURCE OF FUNDS: AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) OR 2(e)  [_]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7 SOLE VOTING POWER: 0

8 SHARED VOTING POWER: 426,919

9 SOLE DISPOSITIVE POWER: 0

10 SHARED DISPOSITIVE POWER: 426,919


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
426,919

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.56%

14 TYPE OF REPORTING PERSON
IN, HC

CUSIP NO. 237917208

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 5. Interest in Securities of the Issuer.

Potrero and certain of its affiliates (the "Potrero Group") sold shares of the Issuer. As a result, the total shares under the control of Potrero has been reduced to 426,919 shares representing 3.56% of the outstanding shares.

CUSIP NO. 237917208

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 28, 2017

POTRERO CAPITAL RESEARCH PARTNERS, LP
By: Potrero Capital Research, LLC, its General Partner
/s/ Jack Ripsteen
Jack Ripsteen
Managing Member

POTRERO CAPITAL RESEARCH PARTNERS II, LP
By: Potrero Capital Research, LLC, its General Partner
/s/ Jack Ripsteen
Jack Ripsteen
Managing Member


POTRERO CAPITAL RESEARCH, LLC
/s/ Jack Ripsteen
Jack Ripsteen
Managing Member

JACK RIPSTEEN
/s/ Jack Ripsteen